UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

TOP SHIPS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8897Y149
(CUSIP Number)

George Economou G.C. Economou & Associates 11 Kanari Street 106 71 Athens, Greece 001 30 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Sovereign Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,261,638 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,261,638 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,261,638

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.5% (2)

14.	TYPE OF REPORTING PERSON

CO

(1)  Represents 4,261,638 common shares, par value $0.01 per share, of the Issuer ("Common Shares") currently held by Sovereign Holdings Inc.
(2)  See Item 5(a).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Evangelos Pistiolis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,378,509 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,378,509 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,378,509

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.5% (2)

14.	TYPE OF REPORTING PERSON

IN

(1)  Represents Common Shares currently held by (i) Sovereign Holdings Inc., Epsilon Holdings Inc, Oscar Shipholding Ltd and Race Navigation Inc., each a Marshall Islands corporation of which Mr. Pistiolis is the sole shareholder and (ii) Tankers Family Inc., a Marshall Islands corporation, which is owned by members of Mr. Pistiolis' family.
(2) See Item 5(a).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Epsilon Holdings Inc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,216,871 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,216,871 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,216,871

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (2)

14.	TYPE OF REPORTING PERSON

CO

(1)  Represents 2,216,871 Common Shares currently held by Epsilon Holdings Inc.
(2)  See Item 5(a).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Oscar Shipholding Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,570,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,570,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,570,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5% (2)

14.	TYPE OF REPORTING PERSON

CO

(1)  Represents 1,570,000 Common Shares currently held by Oscar Shipholding Ltd.
(2)  See Item 5(a).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Race Navigation Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,500,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,500,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(2)

14.	TYPE OF REPORTING PERSON

CO

(1)  Represents 2,500,000 Common Shares currently held by Race Navigation Inc.
(2)  See Item 5(a).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Tankers Family Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,830,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,830,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,830,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8(2)%

14.	TYPE OF REPORTING PERSON

CO

(1)  Represents 1,830,000 Common Shares currently held by Tankers Family Inc.
(2)  See Item 5(a).

This Amendment No. 11 to Schedule 13D (this "Amendment No. 11"), amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 15, 2008, as amended by Amendment No. 1 filed on May 5, 2011, Amendment No. 2 filed on August 31, 2011, Amendment No. 3 filed on September 2, 2011, Amendment No. 4 filed on October 21, 2011, Amendment No. 5 filed on December 7, 2012, Amendment No. 6 filed on May 28, 2013, Amendment No. 7 filed on September 13, 2013, Amendment No. 8 filed on March 19, 2014, Amendment No. 9 filed on June 25, 2014, and Amendment No. 10 filed on May 7, 2015 on behalf of Evangelos Pistiolis, Sovereign Holdings Inc. ("Sovereign"), Epsilon Holdings Inc ("Epsilon"), Oscar Shipholding Ltd ("Oscar"), Race Navigation Inc. ("Race Navigation") and Tankers Family Inc. ("Tankers Family") (the "Schedule 13D").  This Amendment No. 11 relates to the Common Shares of Top Ships Inc., a Marshall Islands corporation (the "Issuer"). Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

Item 1.	Security and Issuer

No material change from the Schedule 13D/A filed with the Commission on May 7, 2015.

Item 2.	Identity and Background.

This Amendment No. 11 to the Schedule 13D is being filed on behalf of the Reporting Persons, as described in the Schedule 13D/A filed with the Commission on May 7, 2015.

To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2 have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Other than as set forth above, no material change from the Schedule 13D/A filed with the Commission on May 7, 2015.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following:

On May 20, 2015, Sovereign purchased, in two private transactions, 836,283 Common Shares and 668,971 Common Shares at a price of $1.07 per share. On May 21, 2015, Sovereign purchased, in two private transactions, 741,943 Common Shares and 680,830 Common Shares at a price of $1.07 per share.

Other than as set forth above, no material change from the Schedule 13D/A filed with the Commission on May 7, 2015.

Item 4.	Purpose of Transaction

Sovereign acquired a total of 2,928,027 Common Shares in four private transactions for investment purposes.

Other than as set forth above, no material change from the Schedule 13D/A filed with the Commission on May 7, 2015.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to information received from the Issuer, on June 8, 2015, there were 20,799,989 Common Shares issued and outstanding.  Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Sovereign may be deemed to beneficially own 4,261,638 Common Shares, representing approximately 20.5% of the outstanding Common Shares. Sovereign has the sole power to vote 0 Common Shares and the shared power to vote 4,261,638 Common Shares. Sovereign has the sole power to dispose of 0 Common Shares and the shared power to dispose of 4,261,638 Common Shares.

Mr. Pistiolis may be deemed to beneficially own 12,378,509 Common Shares, representing approximately 59.5% of the outstanding Common Shares. Mr. Pistiolis has the sole power to vote 0 Common Shares and the shared power to vote 12,378,509 Common Shares. Mr. Pistiolis has the sole power to dispose of 0 Common Shares and the shared power to dispose of 12,378,509 Common Shares.

Epsilon may be deemed to beneficially own 2,216,871 Common Shares, representing approximately 10.7% of the outstanding Common Shares. Epsilon has the sole power to vote 0 Common Shares and the shared power to vote 2,216,871 Common Shares.  Epsilon has the sole power to dispose of 0 Common Shares and the shared power to dispose of 2,216,871 Common Shares.

Oscar may be deemed to beneficially own 1,570,000 Common Shares, representing approximately 7.5% of the outstanding Common Shares. Oscar has the sole power to vote 0 Common Shares and the shared power to vote 1,570,000 Common Shares. Oscar has the sole power to dispose of 0 Common Shares and the shared power to dispose of 1,570,000 Common Shares.

Race Navigation may be deemed to beneficially own 2,500,000 Common Shares, representing approximately 12.0% of the outstanding Common Shares. Race Navigation has the sole power to vote 0 Common Shares and the shared power to vote 2,500,000 Common Shares.  Race Navigation has the sole power to dispose of 0 Common Shares and the shared power to dispose of 2,500,000 Common Shares.

Tankers Family may be deemed to beneficially own 1,830,000 Common Shares, representing approximately 8.8% of the outstanding Common Shares. Tankers Family has the sole power to vote 0 Common Shares and the shared power to vote 1,830,000 Common Shares.  Tankers Family has the sole power to dispose of 0 Common Shares and the shared power to dispose of 1,830,000 Common Shares.

To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D and this Amendment No. 11.

(c.)  Except for those transactions described under Item 4, to the best knowledge of the Reporting Persons, no transactions in the Common Shares were effected by the persons enumerated in response to paragraph (a) during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein and in Schedule 13D/A filed with the Commission on May 7, 2015.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following:

Exhibit A	Joint Filing Undertaking.

Exhibit B	Stock Purchase Agreement between Fergus Consultants Company and Sovereign Holdings Inc., dated May 20, 2015

Exhibit C	Stock Purchase Agreement between Irises Marine Co. and Sovereign Holdings Inc., dated May 20, 2015

Exhibit D	Stock Purchase Agreement between Nereus Navigation Limited and Sovereign Holdings Inc., dated May 21, 2015

Exhibit E	Stock Purchase Agreement between Kenway Finance Co. and Sovereign Holdings Inc., dated May 21, 2015

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2015

SOVEREIGN HOLDINGS INC.

By:	/s/ Annita Hadjipaschali
Name:	Annita Hadjipaschali
Title:	President / Director

OSCAR SHIPHOLDING LTD

By:	/s/ Pinelopi Platsouka
Name:	Pinelopi Platsouka
Title:	Vice President / Secretary

EPSILON HOLDINGS INC

By:	/s/ Dimosthenis Eleftheriadis
Name:	Dimosthenis Eleftheriadis
Title:	President/Treasurer/Director

RACE NAVIGATION INC.

By:	/s/ Stylianos Giamanis
Name:	Stylianos Giamanis
Title:	President/Treasurer/Director

TANKERS FAMILY INC.

By:	/s/ Dimosthenis Eleftheriadis
Name:	Dimosthenis Eleftheriadis
Title:	Vice President / Secretary

/s/ Evangelos Pistiolis
Evangelos Pistiolis*

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Top Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A, and any amendments hereto, jointly on behalf of each such party.

Dated: June 8, 2015

SOVEREIGN HOLDINGS INC.

By:	/s/ Annita Hadjipaschali
Name:	Annita Hadjipaschali
Title:	President / Director

OSCAR SHIPHOLDING LTD

By:	/s/ Pinelopi Platsouka
Name:	Pinelopi Platsouka
Title:	Vice President / Secretary

EPSILON HOLDINGS INC

By:	/s/ Dimosthenis Eleftheriadis
Name:	Dimosthenis Eleftheriadis
Title:	President/Treasurer/Director

RACE NAVIGATION INC.

By:	/s/ Stylianos Giamanis
Name:	Stylianos Giamanis
Title:	President/Treasurer/Director

TANKERS FAMILY INC.

By:	/s/ Dimosthenis Eleftheriadis
Name:	Dimosthenis Eleftheriadis
Title:	Vice President / Secretary

/s/ Evangelos Pistiolis
Evangelos Pistiolis

EXHIBIT B
STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT (this "Agreement") is entered into as of May 20th, 2015 between FERGUS CONSULTANTS COMPANY, a Marshall Islands corporation (the "Seller") and SOVEREIGN HOLDINGS INC., a Marshall Islands corporation (the "Buyer").
RECITALS
WHEREAS, the Seller currently directly owns shares of common stock, par value $0.01 per share (the "Common Stock") of TOP SHIPS INC., a Marshall Islands corporation (the "Company"); and WHEREAS, the Seller wishes to sell 668,971 shares of the Common Stock (the "Shares") to the Buyer, and the Buyer is willing to purchase the Shares from the Seller, on the terms and conditions contained herein.
NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements stated herein, the parties agree as follows:
ARTICLE I
 DEFINITIONS
Capitalized terms used in this Agreement have the meanings specified in (a) the preamble, (b) the recitals, (c) the Article I or (d) elsewhere in this Agreement, as the case may be:
Governmental Body means any (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, or other government, (governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), (d) multinational governmental organization or body, or € body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police regulatory or taxing authority or power of any nature.
Laws means all statutes, treaties, codes, ordinances, decrees, rules, regulations, municipal bylaws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, certificates, codes, licenses, permits, approval, guidelines, voluntary restraints, inspection reports, or any provisions of such laws, including general principles of common law and equity and the requirements of all Governmental Bodies, binding or affecting the Person referred to in the context in which such word is used; and "Law" means any one of them.
1

Lien means, with respect to the Shares (whether the same is consensual or nonconsensual or arises by contract, operation of law, legal process or otherwise): (i) any mortgage, lien, security interest, pledge, attachment, levy or other charge or encumbrance of any kind thereupon or in respect thereof; or (ii) any other arrangement under which the same is transferred, sequestered or otherwise identified with the intention of subjecting the same to, or making the same available for, the payment or performance of any liability in priority to the payment of the ordinary, unsecured creditors, and which under applicable law has the foregoing effect, including any "adverse claim" (as Section 8-102(a) of each applicable Uniform Commercial Code defines that term).
Person means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.
ARTICLE II
 PURCHASE OF SHARES; CLOSING
Section 2.1                          Purchase of Shares. Upon the terms and subject to the conditions of this Agreement, and on the basis of the representations and warranties hereinafter set forth, at the Closing, the Seller shall sell, transfer, convey, assign and deliver to the Buyer, and the Buyer shall acquire and purchase from the Seller, the Shares.
Section 2.2                          Closing. The closing of the transactions contemplated hereby (the "Closing") shall take place within three trading days following the execution hereof at such time and place upon which the Buyer and the Seller shall agree. The date on which the Closing is held is referred to in this Agreement as the "Closing Date". The parties need not to be present at Closing, and documents may be delivered through counsel.
Section 2.3                          Purchase Price. The aggregate Purchase Price payable to the Seller for the Shares shall be United States Dollars Seven Hundred Fifteen Thousand Seven Hundred Ninety-Eight and Ninety Seven ($ 715.798,97) representing a purchase price of $ 1,07 per share.
ARTICLE III
 REPRESENTATIONS AND WARRANTIES OF THE SELLER
The Seller hereby represents and warrants to the Buyer as follows:
Section 3.1                          Authorization. (a) The Seller has full corporate power and authority under its governing documents, and its shareholders and/or directors have taken all necessary action to authorize it, to execute and deliver this Agreement, to
2

consummate the transactions contemplated herein and to take all actions required to be taken by it pursuant to the provisions hereof.
(b)            This Agreement constitutes the valid and binding obligation of the Seller enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors' rights generally and to the principles of equity (whether enforcement is sought in a proceeding in equity or at law).
Section 3.2                          Title to Shares. (a) The Seller owns beneficially and of record all of the Shares and at the Closing will own beneficially and of record all of the Shares, in each case free and clear of all Liens. Such Shares are not and at Closing will not be subject to any agreements or understandings with respect to the voting or transfer of any of the Shares. The Shares have been duly authorized and validly issued and are fully paid and nonassessable. The Seller has full legal right to sell, assign, convey and transfer the Shares, and at Closing will have full right to sell, assign, convey and transfer the Shares, to the Buyer pursuant to the terms hereof and will, upon delivery of a certificate or certificates representing such Shares to the Buyer, endorsed, transfer to the Buyer title to such Shares, free and clear of any Liens.
(b)            There are no current, and at Closing there will not be any, outstanding subscriptions, options, convertible securities, warrants or calls or preemptive rights of any kind issued or granted by, or binding upon, the Seller to purchase or otherwise acquire or to sell or otherwise dispose of the Shares or any interest in them.
Section 3.3                          Non-Contravention. Neither the execution and delivery of this Agreement or any documents executed in connection herewith, nor the consummation of the transactions contemplated herein or therein, does or shall:
(a)	violate, conflict with, result in a breach of or require notice or consent under (i) any Law, (ii) the governing documents of the Seller or (iii) any provision of any agreement or instrument to which the Seller is a party;
(b)	contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of such transactions or to exercise any remedy or obtain any relief under, any Law, to which the Seller or the Shares, is subject;
(c)	require notice to or consent of any Governmental Body; or
(d)	result in the imposition or creation of any Lien upon or with respect to the Shares.
3

Section 3.4                          Validity. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Seller, threatened to which the Seller is a party that (i) questions or involves the validity or enforceability of any of the Seller's obligations under this Agreement or (ii) seeks (or reasonably might be expected to seek) (A) to prevent or delay the consummation by the Seller of the transactions contemplated by the Agreement or (B) damages in connection with any such consummation.
Section 3.5                          Litigation. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Seller against the Seller.
ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer represents and warrants to the Seller as follows:
Section 4.1                          Authorization. The Buyer has full corporate power and authority under governing documents, and its board of directors and stockholders have taken all necessary action to authorize it, to execute and deliver this Agreement, to consummate the transactions contemplated herein and to take all actions required to be taken by it pursuant to the provisions hereof or thereof, and this Agreement constitutes the valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors' rights generally and to the principles of equity (whether enforcement is sought in a proceeding in equity or at law).
Section 4.2                          Non-Contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein or therein, does or shall violate, conflict with or result in breach of or require notice or consent under any Law, the governing documents of the Buyer nor any provision of any agreement or instrument to which the Buyer is a party.
Section 4.3                          Validity. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Buyer, threatened to which the Buyer is a party that (i) questions or involves the validity or enforceability of any of the Buyer's obligations under this Agreement or (ii) seeks (or reasonably might be expected to seek) (A) to prevent or delay the consummation by the Buyer of the transactions contemplated by this Agreement or (B) damages in connection with any such consummation.
ARTICLE V
 COVENANTS
4

Section 5.1                          Conduct of Business Pending Closing. The Buyer and the Seller agree the Seller will, and the Seller that between the date of the execution of this Agreement and the Closing the Buyer and the Seller shall (i) conduct the business and maintain and preserve the assets of the Buyer in the ordinary course of business (ii) not cause the Buyer to distribute any dividends, and (iii) use their reasonable efforts to cause all of the representations and warranties in Article III hereof to continue to be true and correct.
Section 5.2                          Further Assurances. The Seller shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered to the Buyer such assignments or other instruments of transfer, assignment and conveyance, in form and substance reasonably satisfactory to the Buyer, as shall be necessary to vest in the Buyer all of the right, title and interest in and to the Shares sold to the Buyer by the Seller pursuant to this Agreement, free and clear of all Liens, and any other document reasonably requested by the Buyer in connection with this Agreement.
Section 5.3                          Governmental Filings. As promptly as practicable after the execution of this Agreement, each party shall, in cooperation with the other, file any reports or notifications that may be required to be filed by it under applicable law, if any.
Section 5.4                          Consents. After the Closing, the Seller shall use its best efforts to obtain any consents or approvals or assist in any filings required in connection with the transactions contemplated hereby that are requested by the Buyer and that they have not been previously obtained or made.
Section 5.5                          Public Announcements. Neither party shall without the prior approval of the other party, issue or permit any of its partners, stockholders, directors, officers, managers, members, employees, agents to issue, any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby, except as may be required by Law or SEC rules.
ARTICLE VI
 INDEMNIFICATION
Section 6.1                          The Seller's Indemnity Obligations. The Seller agrees to indemnify the Buyer against, and hold the Buyer harmless from and against, any amounts that arise from, are based on or relate or otherwise are attributable to (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of the Seller in this Agreement, (b) any violation or breach by the Seller of or default by the Seller under the terms of this Agreement. The Buyer shall be entitled to recover its reasonable and necessary attorney's fees and
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litigation expenses incurred in connection with successful enforcement of their rights under this Section 6.1.
Section 6.2                          The Buyer's Indemnity Obligations. The Buyer shall indemnify the Seller against, and hold the Seller harmless from and against, any and all amounts that arise from, are based on or relate or otherwise are attributable to (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of the Buyer in this Agreement, (b) any violation or breach by the Buyer of or default by the Buyer under the terms of this Agreement. The Seller shall be entitled to recover its reasonable and necessary attorney's fees and litigation expenses incurred in connection with successful enforcement of their rights under this Section 6.2.
Section 6.3                          Survival of Indemnity Obligation. The rights and duties contained in this Article VI shall survive the Closing.
ARTICLE VII
 CONDITIONS TO CLOSING
Section 7.1                          Conditions to Obligations of the Buyer. The Obligations of the Buyer to consummate the transactions contemplated herein are subject, at the option of the Buyer, to satisfaction of the following conditions:
(a)            Compliance. The Seller shall have complied with its covenants and agreements contained herein, and the representations and warranties contained in Article III hereof shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date.
(b)            Share Certificates. The Seller shall deliver to the Buyer stock powers duly executed by the Seller in blank or duly executed instruments of transfer and/or any other documents as may be necessary to transfer all of the Seller's right, title and interest in and to the Shares.
(c)            Orders, Etc. No action, suit or proceeding shall have been commenced or shall be pending or threatened, and no statute, rule, regulation or order shall have been enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Body or court that reasonably may be expected to prohibit consummation of the transactions contemplated by this Agreement.
(d)            Consents. All consents and approvals required in connection with the execution, delivery and performance of this Agreement shall have been obtained;
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Section 7.2                          Conditions to Obligations of the Seller. The Obligations of the Seller to consummate the transactions contemplated herein are subject, at the option of the Seller, to satisfaction of the following conditions:
(a)            Compliance. The Buyer shall have complied with its covenants and agreements contained herein, and the representations and warranties contained in Article W hereof shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date.
(b)            Orders, Etc. No action, suit or proceeding shall have been commenced or shall be pending or threatened, and no statute, rule, regulation or order shall have been enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Body or court that reasonably may be expected to prohibit consummation of the transactions contemplated by this Agreement.
(c)            Consents. All consents and approvals required in connection with the execution, delivery and performance of this Agreement shall have been obtained.
ARTICLE VIII
 TERMINATION
Section 8.1                          Grounds for Termination. This Agreement may be terminated at any time prior to the Closing Date:
(a)            By the mutual written agreement of the Buyer and the Seller;
(b)            By the Buyer if any of the conditions set forth in Section 7.1 hereof shall have become incapable of fulfillment and shall not have been waived by the Buyer;
(c)            By the Seller if any of the conditions set forth in Section 7.2 hereof shall have become incapable of fulfillment and shall not have been waived by the Seller;
(d)            By either party by written notice thereof to the other, if the Closing contemplated hereby shall not have been consummated on or before June 1st, 2015, or such other date, if any, as the Buyer and the Seller shall agree upon in writing; or
(e)            By the Buyer or the Seller if the consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment
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of any court or Governmental Body having competent jurisdiction enjoining, restraining or otherwise preventing, or awarding substantial damages in connection with, or imposing a material adverse condition upon, the consummation of this Agreement or the transactions contemplated hereby; provided, however, that a party shall not be allowed to exercise any right of termination pursuant to this Section 8.1 if the event giving rise to such termination right shall be due to the negligent or willful failure of the party seeking to terminate this Agreement to perform or observe in any material respect any of the covenants or agreements set forth herein to be performed or observed by such party.
ARTICLE IX
 GENERAL PROVISIONS
Section 9.1                          Effectiveness of Agreement. This Agreement shall become effective of the date first hereinabove written upon its execution by the respective authorized signatory of the Seller and the Buyer.
Section 9.2                          Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof. This Agreement may not be modified, amended or terminated except by a written instrument specifically referring to this Agreement signed by all the parties hereto.
Section 9.3                          Waivers and Consents. All waivers and consents given hereunder shall be in writing. No waiver by any party hereto of any breach or anticipated breach of any provision hereof by any other party shall be deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach, whether or not similar. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or in behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.
Section 9.4                          Assignments, Successors and No Third-Party Rights. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties.
Section 9.5                          Choice of Law; Resolution of Disputes. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of New York without regard to its principles of conflicts of laws. Any
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legal action or proceeding in connection with this Agreement or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding. The parties hereby irrevocably waive trial by jury in any action, proceeding or claim brought by any part hereto or beneficiary hereof on any matter whatsoever arising out of or in any way connected with this agreement.
Section 9.6                          Construction; Section Headings; Table of Contents. The language used in this Agreement shall be deemed to be the language the parties hereto have chosen to express their mutual intent, and no rule of strict construction will be applied against any party hereto. The section headings and any table of contents contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
Section 9.7                          Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.
Section 9.8                          Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart shall be deemed to be an original instrument, and all such counterparts together shall be deemed to be one and the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.
FERGUS CONSULTANTS COMPANY		SOVEREIGN HOLDINGS INC.

By:	/s/ Pinelopi Athanasia Platsouka	By:	/s/ Annita Hadjipaschali
Name:	Pinelopi Athanasia Platsouka	Name:	Annita Hadjipaschali
Title:	Vice President / Secretary / Director	Title:	President / Director

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EXHIBIT C
STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT (this "Agreement") is entered into as of May 20th, 2015 between IRISES MARINE CO., a Marshall Islands corporation (the "Seller") and SOVEREIGN HOLDINGS INC., a Marshall Islands corporation (the "Buyer").
RECITALS
WHEREAS, the Seller currently directly owns shares of common stock, par value $0.01 per share (the "Common Stock") of TOP SHIPS INC., a Marshall Islands corporation (the "Company"); and WHEREAS, the Seller wishes to sell 836,283 shares of the Common Stock (the "Shares") to the Buyer, and the Buyer is willing to purchase the Shares from the Seller, on the terms and conditions contained herein.
NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements stated herein, the parties agree as follows:
ARTICLE I
 DEFINITIONS
Capitalized terms used in this Agreement have the meanings specified in (a) the preamble, (b) the recitals, (c) the Article I or (d) elsewhere in this Agreement, as the case may be:
Governmental Body means any (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, or other government, (governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), (d) multinational governmental organization or body, or € body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police regulatory or taxing authority or power of any nature.
Laws means all statutes, treaties, codes, ordinances, decrees, rules, regulations, municipal bylaws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, certificates, codes, licenses, permits, approval, guidelines, voluntary restraints, inspection reports, or any provisions of such laws, including general principles of common law and equity and the requirements of all Governmental Bodies, binding or affecting the Person referred to in the context in which such word is used; and "Law" means any one of them.
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Lien means, with respect to the Shares (whether the same is consensual or nonconsensual or arises by contract, operation of law, legal process or otherwise): (i) any mortgage, lien, security interest, pledge, attachment, levy or other charge or encumbrance of any kind thereupon or in respect thereof; or (ii) any other arrangement under which the same is transferred, sequestered or otherwise identified with the intention of subjecting the same to, or making the same available for, the payment or performance of any liability in priority to the payment of the ordinary, unsecured creditors, and which under applicable law has the foregoing effect, including any "adverse claim" (as Section 8-102(a) of each applicable Uniform Commercial Code defines that term).
Person means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.
ARTICLE II
 PURCHASE OF SHARES; CLOSING
Section 2.1                          Purchase of Shares. Upon the terms and subject to the conditions of this Agreement, and on the basis of the representations and warranties hereinafter set forth, at the Closing, the Seller shall sell, transfer, convey, assign and deliver to the Buyer, and the Buyer shall acquire and purchase from the Seller, the Shares.
Section 2.2                          Closing. The closing of the transactions contemplated hereby (the "Closing") shall take place within three trading days following the execution hereof at such time and place upon which the Buyer and the Seller shall agree. The date on which the Closing is held is referred to in this Agreement as the "Closing Date". The parties need not to be present at Closing, and documents may be delivered through counsel.
Section 2.3                          Purchase Price. The aggregate Purchase Price payable to the Seller for the Shares shall be United States Dollars Eight Hundred Ninety-Four Thousand Eight Hundred Twenty-Two and Eighty-One ($ 894.822,81) representing a purchase price of $ 1,07 per share.
ARTICLE III
 REPRESENTATIONS AND WARRANTIES OF THE SELLER
The Seller hereby represents and warrants to the Buyer as follows:
Section 3.1                          Authorization. (a) The Seller has full corporate power and authority under its governing documents, and its shareholders and/or directors have
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taken all necessary action to authorize it, to execute and deliver this Agreement, to consummate the transactions contemplated herein and to take all actions required to be taken by it pursuant to the provisions hereof.
(b)            This Agreement constitutes the valid and binding obligation of the Seller enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors' rights generally and to the principles of equity (whether enforcement is sought in a proceeding in equity or at law).
Section 3.2                          Title to Shares. (a) The Seller owns beneficially and of record all of the Shares and at the Closing will own beneficially and of record all of the Shares, in each case free and clear of all Liens. Such Shares are not and at Closing will not be subject to any agreements or understandings with respect to the voting or transfer of any of the Shares. The Shares have been duly authorized and validly issued and are fully paid and nonassessable. The Seller has full legal right to sell, assign, convey and transfer the Shares, and at Closing will have full right to sell, assign, convey and transfer the Shares, to the Buyer pursuant to the terms hereof and will, upon delivery of a certificate or certificates representing such Shares to the Buyer, endorsed, transfer to the Buyer title to such Shares, free and clear of any Liens.
(b)            There are no current, and at Closing there will not be any, outstanding subscriptions, options, convertible securities, warrants or calls or preemptive rights of any kind issued or granted by, or binding upon, the Seller to purchase or otherwise acquire or to sell or otherwise dispose of the Shares or any interest in them.
Section 3.3                          Non-Contravention. Neither the execution and delivery of this Agreement or any documents executed in connection herewith, nor the consummation of the transactions contemplated herein or therein, does or shall:
(a)	violate, conflict with, result in a breach of or require notice or consent under (i) any Law, (ii) the governing documents of the Seller or (iii) any provision of any agreement or instrument to which the Seller is a party;
(b)	contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of such transactions or to exercise any remedy or obtain any relief under, any Law, to which the Seller or the Shares, is subject;
(c)	require notice to or consent of any Governmental Body; or
(d)	result in the imposition or creation of any Lien upon or with respect to the Shares.
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Section 3.4                          Validity. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Seller, threatened to which the Seller is a party that (i) questions or involves the validity or enforceability of any of the Seller's obligations under this Agreement or (ii) seeks (or reasonably might be expected to seek) (A) to prevent or delay the consummation by the Seller of the transactions contemplated by the Agreement or (B) damages in connection with any such consummation.
Section 3.5                          Litigation. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Seller against the Seller.
ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer represents and warrants to the Seller as follows:
Section 4.1                           Authorization. The Buyer has full corporate power and authority under governing documents, and its board of directors and stockholders have taken all necessary action to authorize it, to execute and deliver this Agreement, to consummate the transactions contemplated herein and to take all actions required to be taken by it pursuant to the provisions hereof or thereof, and this Agreement constitutes the valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors' rights generally and to the principles of equity (whether enforcement is sought in a proceeding in equity or at law).
Section 4.2                           Non-Contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein or therein, does or shall violate, conflict with or result in breach of or require notice or consent under any Law, the governing documents of the Buyer nor any provision of any agreement or instrument to which the Buyer is a party.
Section 4.3                          Validity. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Buyer, threatened to which the Buyer is a party that (i) questions or involves the validity or enforceability of any of the Buyer's obligations under this Agreement or (ii) seeks (or reasonably might be expected to seek) (A) to prevent or delay the consummation by the Buyer of the transactions contemplated by this Agreement or (B) damages in connection with any such consummation.
ARTICLE V
 COVENANTS
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Section 5.1                          Conduct of Business Pending Closing. The Buyer and the Seller agree the Seller will, and the Seller that between the date of the execution of this Agreement and the Closing the Buyer and the Seller shall (i) conduct the business and maintain and preserve the assets of the Buyer in the ordinary course of business (ii) not cause the Buyer to distribute any dividends, and (iii) use their reasonable efforts to cause all of the representations and warranties in Article III hereof to continue to be true and correct.
Section 5.2                          Further Assurances. The Seller shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered to the Buyer such assignments or other instruments of transfer, assignment and conveyance, in form and substance reasonably satisfactory to the Buyer, as shall be necessary to vest in the Buyer all of the right, title and interest in and to the Shares sold to the Buyer by the Seller pursuant to this Agreement, free and clear of all Liens, and any other document reasonably requested by the Buyer in connection with this Agreement.
Section 5.3                          Governmental Filings. As promptly as practicable after the execution of this Agreement, each party shall, in cooperation with the other, file any reports or notifications that may be required to be filed by it under applicable law, if any.
Section 5.4                          Consents. After the Closing, the Seller shall use its best efforts to obtain any consents or approvals or assist in any filings required in connection with the transactions contemplated hereby that are requested by the Buyer and that they have not been previously obtained or made.
Section 5.5 Public Announcements. Neither party shall without the prior approval of the other party, issue or permit any of its partners, stockholders, directors, officers, managers, members, employees, agents to issue, any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby, except as may be required by Law or SEC rules.
ARTICLE VI
 INDEMNIFICATION
Section 6.1                          The Seller's Indemnity Obligations. The Seller agrees to indemnify the Buyer against, and hold the Buyer harmless from and against, any amounts that arise from, are based on or relate or otherwise are attributable to (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of the Seller in this Agreement, (b) any violation or breach by the Seller of or default by the Seller under the terms of this Agreement. The Buyer shall be entitled to recover its reasonable and necessary attorney's fees and
5

litigation expenses incurred in connection with successful enforcement of their rights under this Section 6.1.
Section 6.2                          The Buyer's Indemnity Obligations. The Buyer shall indemnify the Seller against, and hold the Seller harmless from and against, any and all amounts that arise from, are based on or relate or otherwise are attributable to (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of the Buyer in this Agreement, (b) any violation or breach by the Buyer of or default by the Buyer under the terms of this Agreement. The Seller shall be entitled to recover its reasonable and necessary attorney's fees and litigation expenses incurred in connection with successful enforcement of their rights under this Section 6.2.
Section 6.3                          Survival of Indemnity Obligation. The rights and duties contained in this Article VI shall survive the Closing.
ARTICLE VII
 CONDITIONS TO CLOSING
Section 7.1                          Conditions to Obligations of the Buyer. The Obligations of the Buyer to consummate the transactions contemplated herein are subject, at the option of the Buyer, to satisfaction of the following conditions:
(a)            Compliance. The Seller shall have complied with its covenants and agreements contained herein, and the representations and warranties contained in Article III hereof shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date
(b)            Share Certificates. The Seller shall deliver to the Buyer stock powers duly executed by the Seller in blank or duly executed instruments of transfer and/or any other documents as may be necessary to transfer all of the Seller's right, title and interest in and to the Shares.
(c)            Orders, Etc. No action, suit or proceeding shall have been commenced or shall be pending or threatened, and no statute, rule, regulation or order shall have been enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Body or court that reasonably may be expected to prohibit consummation of the transactions contemplated by this Agreement.
(d)            Consents. All consents and approvals required in connection with the execution, delivery and performance of this Agreement shall have been obtained;
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Section 7.2                          Conditions to Obligations of the Seller. The Obligations of the Seller to consummate the transactions contemplated herein are subject, at the option of the Seller, to satisfaction of the following conditions:
(a)            Compliance. The Buyer shall have complied with its covenants and agreements contained herein, and the representations and warranties contained in Article IV hereof shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date.
(b)            Orders, Etc. No action, suit or proceeding shall have been commenced or shall be pending or threatened, and no statute, rule, regulation or order shall have been enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Body or court that reasonably may be expected to prohibit consummation of the transactions contemplated by this Agreement.
(c)            Consents. All consents and approvals required in connection with the execution, delivery and performance of this Agreement shall have been obtained.
ARTICLE VIII
 TERMINATION
Section 8.1                          Grounds for Termination. This Agreement may be terminated at any time prior to the Closing Date:
(a)            By the mutual written agreement of the Buyer and the Seller;
(b)            By the Buyer if any of the conditions set forth in Section 7.1 hereof shall have become incapable of fulfillment and shall not have been waived by the Buyer;
(c)            By the Seller if any of the conditions set forth in Section 7.2 hereof shall have become incapable of fulfillment and shall not have been waived by the Seller;
(d)            By either party by written notice thereof to the other, if the Closing contemplated hereby shall not have been consummated on or before June 1st, 2015, or such other date, if any, as the Buyer and the Seller shall agree upon in writing; or
(e)            By the Buyer or the Seller if the consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment
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of any court or Governmental Body having competent jurisdiction enjoining, restraining or otherwise preventing, or awarding substantial damages in connection with, or imposing a material adverse condition upon, the consummation of this Agreement or the transactions contemplated hereby; provided, however, that a party shall not be allowed to exercise any right of termination pursuant to this Section 8.1 if the event giving rise to such termination right shall be due to the negligent or willful failure of the party seeking to terminate this Agreement to perform or observe in any material respect any of the covenants or agreements set forth herein to be performed or observed by such party.
ARTICLE IX
 GENERAL PROVISIONS
Section 9.1                           Effectiveness of Agreement. This Agreement shall become effective of the date first hereinabove written upon its execution by the respective authorized signatory of the Seller and the Buyer.
Section 9.2                          Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof. This Agreement may not be modified, amended or terminated except by a written instrument specifically referring to this Agreement signed by all the parties hereto.
Section 9.3                          Waivers and Consents. All waivers and consents given hereunder shall be in writing. No waiver by any party hereto of any breach or anticipated breach of any provision hereof by any other party shall be deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach, whether or not similar. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or in behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.
Section 9.4                          Assignments, Successors and No Third-Party Rights. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties.
Section 9.5                          Choice of Law; Resolution of Disputes. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of New York without regard to its principles of conflicts of laws. Any legal action or proceeding in connection with this Agreement or the performance
8

hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding. The parties hereby irrevocably waive trial by jury in any action, proceeding or claim brought by any part hereto or beneficiary hereof on any matter whatsoever arising out of or in any way connected with this agreement.
Section 9.6   Construction; Section Headings; Table of Contents. The language used in this Agreement shall be deemed to be the language the parties hereto have chosen to express their mutual intent, and no rule of strict construction will be applied against any party hereto. The section headings and any table of contents contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
Section 9.7   Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.
Section 9.8   Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart shall be deemed to be an original instrument, and all such counterparts together shall be deemed to be one and the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.
IRISES MARINE CO.		SOVEREIGN HOLDINGS INC.

By:	/s/ Styianos Giamanis	By:	/s/ Annita Hadjipaschali
Name:	Styianos Giamanis	Name:	Annita Hadjipaschali
Title:	President / Treasurer / Director	Title:	President / Director

9

EXHIBIT D
STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT (this "Agreement") is entered into as of May 21st, 2015 between NEREUS NAVIGATION LIMITED, a Marshall Islands corporation (the "Seller") and SOVEREIGN HOLDINGS INC., a Marshall Islands corporation (the "Buyer").
RECITALS
WHEREAS, the Seller currently directly owns shares of common stock, par value $0.01 per share (the "Common Stock") of TOP SHIPS INC., a Marshall Islands corporation (the "Company"); and WHEREAS, the Seller wishes to sell 680,830 shares of the Common Stock (the "Shares") to the Buyer, and the Buyer is willing to purchase the Shares from the Seller, on the terms and conditions contained herein.
NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements stated herein, the parties agree as follows:
ARTICLE I
 DEFINITIONS
Capitalized terms used in this Agreement have the meanings specified in (a) the preamble, (b) the recitals, (c) the Article I or (d) elsewhere in this Agreement, as the case may be:
Governmental Body means any (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, or other government, (governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), (d) multinational governmental organization or body, or E body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police regulatory or taxing authority or power of any nature.
Laws means all statutes, treaties, codes, ordinances, decrees, rules, regulations, municipal bylaws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, certificates, codes, licenses, permits, approval, guidelines, voluntary restraints, inspection reports, or any provisions of such laws, including general principles of common law and equity and the requirements of all Governmental Bodies, binding or affecting the Person referred to in the context in which such word is used; and "Law" means any one of them.

Lien means, with respect to the Shares (whether the same is consensual or nonconsensual or arises by contract, operation of law, legal process or otherwise): (i) any mortgage, lien, security interest, pledge, attachment, levy or other charge or encumbrance of any kind thereupon or in respect thereof; or (ii) any other arrangement under which the same is transferred, sequestered or otherwise identified with the intention of subjecting the same to, or making the same available for, the payment or performance of any liability in priority to the payment of the ordinary, unsecured creditors, and which under applicable law has the foregoing effect, including any "adverse claim" (as Section 8-102(a) of each applicable Uniform Commercial Code defines that term).
Person means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.
ARTICLE II
 PURCHASE OF SHARES; CLOSING
Section 2.1                          Purchase of Shares. Upon the terms and subject to the conditions of this Agreement, and on the basis of the representations and warranties hereinafter set forth, at the Closing, the Seller shall sell, transfer, convey, assign and deliver to the Buyer, and the Buyer shall acquire and purchase from the Seller, the Shares.
Section 2.2                          Closing. The closing of the transactions contemplated hereby (the "Closing") shall take place within three trading days following the execution hereof at such time and place upon which the Buyer and the Seller shall agree. The date on which the Closing is held is referred to in this Agreement as the "Closing Date". The parties need not to be present at Closing, and documents may be delivered through counsel.
Section 2.3                           Purchase Price. The aggregate Purchase Price payable to the Seller for the Shares shall be United States Dollars Seven Hundred Twenty-Eight Thousand Four Hundred Eighty-Eight and Ten ($ 728.488,10) representing a purchase price of $ 1,07 per share.
ARTICLE III
 REPRESENTATIONS AND WARRANTIES OF THE SELLER
The Seller hereby represents and warrants to the Buyer as follows:
Section 3.1                          Authorization. (a) The Seller has full corporate power and authority under its governing documents, and its shareholders and/or directors have taken all necessary action to authorize it, to execute and deliver this Agreement, to consummate the transactions contemplated herein and to take all actions required to be taken by it pursuant to the provisions hereof.
(b)            This Agreement constitutes the valid and binding obligation of the Seller enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors' rights generally and to the principles of equity (whether enforcement is sought in a proceeding in equity or at law).
Section 3.2                          Title to Shares. (a) The Seller owns beneficially and of record all of the Shares and at the Closing will own beneficially and of record all of the Shares, in each case free and clear of all Liens. Such Shares are not and at Closing will not be subject to any agreements or understandings with respect to the voting or transfer of any of the Shares. The Shares have been duly authorized and validly issued and are fully paid and nonassessable. The Seller has full legal right to sell, assign, convey and transfer the Shares, and at Closing will have full right to sell, assign, convey and transfer the Shares, to the Buyer pursuant to the terms hereof and will, upon delivery of a certificate or certificates representing such Shares to the Buyer, endorsed, transfer to the Buyer title to such Shares, free and clear of any Liens.
(b)            There are no current, and at Closing there will not be any, outstanding subscriptions, options, convertible securities, warrants or calls or preemptive rights of any kind issued or granted by, or binding upon, the Seller to purchase or otherwise acquire or to sell or otherwise dispose of the Shares or any interest in them.
Section 3.3                          Non-Contravention. Neither the execution and delivery of this Agreement or any documents executed in connection herewith, nor the consummation of the transactions contemplated herein or therein, does or shall:
(a)	violate, conflict with, result in a breach of or require notice or consent under (i) any Law, (ii) the governing documents of the Seller or (iii) any provision of any agreement or instrument to which the Seller is a party;
(b)	contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of such transactions or to exercise any remedy or obtain any relief under, any Law, to which the Seller or the Shares, is subject;
(c)	require notice to or consent of any Governmental Body; or
(d)	result in the imposition or creation of any Lien upon or with respect to the Shares.

Section 3.4                          Validity. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Seller, threatened to which the Seller is a party that (i) questions or involves the validity or enforceability of any of the Seller's obligations under this Agreement or (ii) seeks (or reasonably might be expected to seek) (A) to prevent or delay the consummation by the Seller of the transactions contemplated by the Agreement or (B) damages in connection with any such consummation.
Section 3.5                          Litigation. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Seller against the Seller.
ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer represents and warrants to the Seller as follows:
Section 4.1                          Authorization. The Buyer has full corporate power and authority under governing documents, and its board of directors and stockholders have taken all necessary action to authorize it, to execute and deliver this Agreement, to consummate the transactions contemplated herein and to take all actions required to be taken by it pursuant to the provisions hereof or thereof, and this Agreement constitutes the valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors' rights generally and to the principles of equity (whether enforcement is sought in a proceeding in equity or at law).
Section 4.2                          Non-Contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein or therein, does or shall violate, conflict with or result in breach of or require notice or consent under any Law, the governing documents of the Buyer nor any provision of any agreement or instrument to which the Buyer is a party.
Section 4.3                          Validity. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Buyer, threatened to which the Buyer is a party that (i) questions or involves the validity or enforceability of any of the Buyer's obligations under this Agreement or (ii) seeks (or reasonably might be expected to seek) (A) to prevent or delay the consummation by the Buyer of the transactions contemplated by this Agreement or (B) damages in connection with any such consummation.
ARTICLE V
 COVENANTS

Section 5.1                          Conduct of Business Pending Closing. The Buyer and the Seller agree the Seller will, and the Seller that between the date of the execution of this Agreement and the Closing the Buyer and the Seller shall (i) conduct the business and maintain and preserve the assets of the Buyer in the ordinary course of business (ii) not cause the Buyer to distribute any dividends, and (iii) use their reasonable efforts to cause all of the representations and warranties in Article III hereof to continue to be true and correct.
Section 5.2                          Further Assurances. The Seller shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered to the Buyer such assignments or other instruments of transfer, assignment and conveyance, in form and substance reasonably satisfactory to the Buyer, as shall be necessary to vest in the Buyer all of the right, title and interest in and to the Shares sold to the Buyer by the Seller pursuant to this Agreement, free and clear of all Liens, and any other document reasonably requested by the Buyer in connection with this Agreement.
Section 5.3                          Governmental Filings. As promptly as practicable after the execution of this Agreement, each party shall, in cooperation with the other, file any reports or notifications that may be required to be filed by it under applicable law, if any.
Section 5.4                          Consents. After the Closing, the Seller shall use its best efforts to obtain any consents or approvals or assist in any filings required in connection with the transactions contemplated hereby that are requested by the Buyer and that they have not been previously obtained or made.
Section 5.5                           Public Announcements. Neither party shall without the prior approval of the other party, issue or permit any of its partners, stockholders, directors, officers, managers, members, employees, agents to issue, any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby, except as may be required by Law or SEC rules.
ARTICLE VI
 INDEMNIFICATION
Section 6.1                          The Seller's Indemnity Obligations. The Seller agrees to indemnify the Buyer against, and hold the Buyer harmless from and against, any amounts that arise from, are based on or relate or otherwise are attributable to (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of the Seller in this Agreement, (b) any violation or breach by the Seller of or default by the Seller under the terms of this Agreement. The Buyer shall be entitled to recover its reasonable and necessary attorney's fees and litigation expenses incurred in connection with successful enforcement of their rights under this Section 6.1.
Section 6.2                          The Buyer's Indemnity Obligations. The Buyer shall indemnify the Seller against, and hold the Seller harmless from and against, any and all amounts that arise from, are based on or relate or otherwise are attributable to (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of the Buyer in this Agreement, (b) any violation or breach by the Buyer of or default by the Buyer under the terms of this Agreement. The Seller shall be entitled to recover its reasonable and necessary attorney's fees and litigation expenses incurred in connection with successful enforcement of their rights under this Section 6.2.
Section 6.3                          Survival of Indemnity Obligation. The rights and duties contained in this Article VI shall survive the Closing.
ARTICLE VII
 CONDITIONS TO CLOSING
Section 7.1                          Conditions to Obligations of the Buyer. The Obligations of the Buyer to consummate the transactions contemplated herein are subject, at the option of the Buyer, to satisfaction of the following conditions:
(a)            Compliance. The Seller shall have complied with its covenants and agreements contained herein, and the representations and warranties contained in Article III hereof shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date.
(b)            Share Certificates. The Seller shall deliver to the Buyer stock powers duly executed by the Seller in blank or duly executed instruments of transfer and/or any other documents as may be necessary to transfer all of the Seller's right, title and interest in and to the Shares.
(c)            Orders, Etc. No action, suit or proceeding shall have been commenced or shall be pending or threatened, and no statute, rule, regulation or order shall have been enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Body or court that reasonably may be expected to prohibit consummation of the transactions contemplated by this Agreement.
(d)            Consents. All consents and approvals required in connection with the execution, delivery and performance of this Agreement shall have been obtained;

Section 7.2                          Conditions to Obligations of the Seller. The Obligations of the Seller to consummate the transactions contemplated herein are subject, at the option of the Seller, to satisfaction of the following conditions:
(a)            Compliance. The Buyer shall have complied with its covenants and agreements contained herein, and the representations and warranties contained in Article IV hereof shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date.
(b)            Orders, Etc. No action, suit or proceeding shall have been commenced or shall be pending or threatened, and no statute, rule, regulation or order shall have been enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Body or court that reasonably may be expected to prohibit consummation of the transactions contemplated by this Agreement.
(c)            Consents. All consents and approvals required in connection with the execution, delivery and performance of this Agreement shall have been obtained;
ARTICLE VIII
 TERMINATION
Section 8.1                          Grounds for Termination. This Agreement may be terminated at any time prior to the Closing Date:
(a)            By the mutual written agreement of the Buyer and the Seller;
(b)            By the Buyer if any of the conditions set forth in Section 7.1 hereof shall have become incapable of fulfillment and shall not have been waived by the Buyer;
(c)            By the Seller if any of the conditions set forth in Section 7.2 hereof shall have become incapable of fulfillment and shall not have been waived by the Seller;
(d)            By either party by written notice thereof to the other, if the Closing contemplated hereby shall not have been consummated on or before June 1s`, 2015, or such other date, if any, as the Buyer and the Seller shall agree upon in writing; or
(e)            By the Buyer or the Seller if the consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or Governmental Body having competent jurisdiction enjoining, restraining or otherwise preventing, or awarding substantial damages in connection with, or imposing a material adverse condition upon, the consummation of this Agreement or the transactions contemplated hereby; provided, however, that a party shall not be allowed to exercise any right of termination pursuant to this Section 8.1 if the event giving rise to such termination right shall be due to the negligent or willful failure of the party seeking to terminate this Agreement to perform or observe in any material respect any of the covenants or agreements set forth herein to be performed or observed by such party.
ARTICLE IX
 GENERAL PROVISIONS
Section 9.1                          Effectiveness of Agreement. This Agreement shall become effective of the date first hereinabove written upon its execution by the respective authorized signatory of the Seller and the Buyer.
Section 9.2                          Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof. This Agreement may not be modified, amended or terminated except by a written instrument specifically referring to this Agreement signed by all the parties hereto.
Section 9.3                          Waivers and Consents. All waivers and consents given hereunder shall be in writing. No waiver by any party hereto of any breach or anticipated breach of any provision hereof by any other party shall be deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach, whether or not similar. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or in behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.
Section 9.4                          Assignments, Successors and No Third-Party Rights. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties.
Section 9.5                           Choice of Law; Resolution of Disputes. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of New York without regard to its principles of conflicts of laws. Any legal action or proceeding in connection with this Agreement or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding. The parties hereby irrevocably waive trial by jury in any action, proceeding or claim brought by any part hereto or beneficiary hereof on any matter whatsoever arising out of or in any way connected with this agreement.
Section 9.6                          Construction; Section Headings; Table of Contents. The language used in this Agreement shall be deemed to be the language the parties hereto have chosen to express their mutual intent, and no rule of strict construction will be applied against any party hereto. The section headings and any table of contents contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
Section 9.7                           Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.
Section 9.8   Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart shall be deemed to be an original instrument, and all such counterparts together shall be deemed to be one and the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

NEREUS NAVIGATION LIMITED		SOVEREIGN HOLDINGS INC.

By:	/s/ Styianos Giamanis	By:	/s/ Annita Hadjipaschali
Name:	Styianos Giamanis	Name:	Annita Hadjipaschali
Title:	President / Treasurer / Director	Title:	President / Director

EXHIBIT E
Stock Purchase Agreement
THIS STOCK PURCHASE AGREEMENT (this "Agreement") is entered into as of May 21, 2015 between KENWAY FINANCE CO., a Marshall Islands corporation (the "Seller") and SOVEREIGN HOLDINGS INC., a Marshall Islands corporation (the "Buyer").
RECITALS
WHEREAS, the Seller currently directly owns shares of common stock, par value $0.01 per share (the "Common Stock") of TOP SHIPS INC., a Marshall Islands corporation (the "Company"); and WHEREAS, the Seller wishes to sell 741,943 shares of the Common Stock (the "Shares") to the Buyer, and the Buyer is willing to purchase the Shares from the Seller, on the terms and conditions contained herein.
NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements stated herein, the parties agree as follows:
ARTICLE I
 DEFINITIONS
Capitalized terms used in this Agreement have the meanings specified in (a) the preamble, (b) the recitals, (c) the Article I or (d) elsewhere in this Agreement, as the case may be:
Governmental Body means any (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, or other government, (governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), (d) multinational governmental organization or body, or @ body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police regulatory or taxing authority or power of any nature.
Laws means all statutes, treaties, codes, ordinances, decrees, rules, regulations, municipal bylaws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, certificates, codes, licenses, permits, approval, guidelines, voluntary restraints, inspection reports, or any provisions of such laws, including general principles of common law and equity and the requirements of all Governmental Bodies, binding or affecting the Person referred to in the context in which such word is used; and "Law" means any one of them.
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Lien means, with respect to the Shares (whether the same is consensual or nonconsensual or arises by contract, operation of law, legal process or otherwise): (i) any mortgage, lien, security interest, pledge, attachment, levy or other charge or encumbrance of any kind thereupon or in respect thereof; or (ii) any other arrangement under which the same is transferred, sequestered or otherwise identified with the intention of subjecting the same to, or making the same available for, the payment or performance of any liability in priority to the payment of the ordinary, unsecured creditors, and which under applicable law has the foregoing effect, including any "adverse claim" (as Section 8-102(a) of each applicable Uniform Commercial Code defines that term).
Person means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.
ARTICLE II
 PURCHASE OF SHARES; CLOSING
Section 2.1                          Purchase of Shares. Upon the terms and subject to the conditions of this Agreement, and on the basis of the representations and warranties hereinafter set forth, at the Closing, the Seller shall sell, transfer, convey, assign and deliver to the Buyer, and the Buyer shall acquire and purchase from the Seller, the Shares.
Section 2.2                          Closing. The closing of the transactions contemplated hereby (the "Closing") shall take place within three trading days following the execution hereof at such time and place upon which the Buyer and the Seller shall agree. The date on which the Closing is held is referred to in this Agreement as the "Closing Date". The parties need not to be present at Closing, and documents may be delivered through counsel.
Section 2.3                          Purchase Price. The aggregate Purchase Price payable to the Seller for the Shares shall be United States Dollars Seven Hundred Ninety-Three Thousand Eight Hundred Seventy-Nine and One ($ 793.879,01) representing a purchase price of $ 1,07 per share.
ARTICLE III
 REPRESENTATIONS AND WARRANTIES OF THE SELLER
The Seller hereby represents and warrants to the Buyer as follows:
Section 3.1                          Authorization. (a) The Seller has full corporate power and authority under its governing documents, and its shareholders and/or directors have taken all necessary action to authorize it, to execute and deliver this Agreement, to
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consummate the transactions contemplated herein and to take all actions required to be taken by it pursuant to the provisions hereof.
(b)            This Agreement constitutes the valid and binding obligation of the Seller enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors' rights generally and to the principles of equity (whether enforcement is sought in a proceeding in equity or at law).
Section 3.2                          Title to Shares. (a) The Seller owns beneficially and of record all of the Shares and at the Closing will own beneficially and of record all of the Shares, in each case free and clear of all Liens. Such Shares are not and at Closing will not be subject to any agreements or understandings with respect to the voting or transfer of any of the Shares. The Shares have been duly authorized and validly issued and are fully paid and nonassessable. The Seller has full legal right to sell, assign, convey and transfer the Shares, and at Closing will have full right to sell, assign, convey and transfer the Shares, to the Buyer pursuant to the terms hereof and will, upon delivery of a certificate or certificates representing such Shares to the Buyer, endorsed, transfer to the Buyer title to such Shares, free and clear of any Liens.
(b)            There are no current, and at Closing there will not be any, outstanding subscriptions, options, convertible securities, warrants or calls or preemptive rights of any kind issued or granted by, or binding upon, the Seller to purchase or otherwise acquire or to sell or otherwise dispose of the Shares or any interest in them.
Section 3.3                          Non-Contravention. Neither the execution and delivery of this Agreement or any documents executed in connection herewith, nor the consummation of the transactions contemplated herein or therein, does or shall:
(a)	violate, conflict with, result in a breach of or require notice or consent under (i) any Law, (ii) the governing documents of the Seller or (iii) any provision of any agreement or instrument to which the Seller is a party;
(b)	contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of such transactions or to exercise any remedy or obtain any relief under, any Law, to which the Seller or the Shares, is subject;
(c)	require notice to or consent of any Governmental Body; or
(d)	result in the imposition or creation of any Lien upon or with respect to the Shares.
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Section 3.4                          Validity. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Seller, threatened to which the Seller is a party that (i) questions or involves the validity or enforceability of any of the Seller's obligations under this Agreement or (ii) seeks (or reasonably might be expected to seek) (A) to prevent or delay the consummation by the Seller of the transactions contemplated by the Agreement or (B) damages in connection with any such consummation.
Section 3.5                          Litigation. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Seller against the Seller.
ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer represents and warrants to the Seller as follows:
Section 4.1                          Authorization. The Buyer has full corporate power and authority under governing documents, and its board of directors and stockholders have taken all necessary action to authorize it, to execute and deliver this Agreement, to consummate the transactions contemplated herein and to take all actions required to be taken by it pursuant to the provisions hereof or thereof, and this Agreement constitutes the valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors' rights generally and to the principles of equity (whether enforcement is sought in a proceeding in equity or at law).
Section 4.2                          Non-Contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein or therein, does or shall violate, conflict with or result in breach of or require notice or consent under any Law, the governing documents of the Buyer nor any provision of any agreement or instrument to which the Buyer is a party.
Section 4.3                          Validity. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Buyer, threatened to which the Buyer is a party that (i) questions or involves the validity or enforceability of any of the Buyer's obligations under this Agreement or (ii) seeks (or reasonably might be expected to seek) (A) to prevent or delay the consummation by the Buyer of the transactions contemplated by this Agreement or (B) damages in connection with any such consummation.
ARTICLE V
 COVENANTS
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Section 5.1                          Conduct of Business Pending Closing. The Buyer and the Seller agree the Seller will, and the Seller that between the date of the execution of this Agreement and the Closing the Buyer and the Seller shall (i) conduct the business and maintain and preserve the assets of the Buyer in the ordinary course of business (ii) not cause the Buyer to distribute any dividends, and (iii) use their reasonable efforts to cause all of the representations and warranties in Article III hereof to continue to be true and correct.
Section 5.2                          Further Assurances. The Seller shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered to the Buyer such assignments or other instruments of transfer, assignment and conveyance, in form and substance reasonably satisfactory to the Buyer, as shall be necessary to vest in the Buyer all of the right, title and interest in and to the Shares sold to the Buyer by the Seller pursuant to this Agreement, free and clear of all Liens, and any other document reasonably requested by the Buyer in connection with this Agreement.
Section 5.3                          Governmental Filings. As promptly as practicable after the execution of this Agreement, each party shall, in cooperation with the other, file any reports or notifications that may be required to be filed by it under applicable law, if any.
Section 5.4                          Consents. After the Closing, the Seller shall use its best efforts to obtain any consents or approvals or assist in any filings required in connection with the transactions contemplated hereby that are requested by the Buyer and that they have not been previously obtained or made.
Section 5.5                          Public Announcements. Neither party shall without the prior approval of the other party, issue or permit any of its partners, stockholders, directors, officers, managers, members, employees, agents to issue, any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby, except as may be required by Law or SEC rules.
ARTICLE VI
 INDEMNIFICATION
Section 6.1                          The Seller's Indemnity Obligations. The Seller agrees to indemnify the Buyer against, and hold the Buyer harmless from and against, any amounts that arise from, are based on or relate or otherwise are attributable to (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of the Seller in this Agreement, (b) any violation or breach by the Seller of or default by the Seller under the terms of this Agreement. The Buyer shall be entitled to recover its reasonable and necessary attorney's fees and
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litigation expenses incurred in connection with successful enforcement of their rights under this Section 6.1.
Section 6.2                          The Buyer's Indemnity Obligations. The Buyer shall indemnify the Seller against, and hold the Seller harmless from and against, any and all amounts that arise from, are based on or relate or otherwise are attributable to (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of the Buyer in this Agreement, (b) any violation or breach by the Buyer of or default by the Buyer under the terms of this Agreement. The Seller shall be entitled to recover its reasonable and necessary attorney's fees and litigation expenses incurred in connection with successful enforcement of their rights under this Section 6.2.
Section 6.3                          Survival of Indemnity Obligation. The rights and duties contained in this Article VI shall survive the Closing.
ARTICLE VII
 CONDITIONS TO CLOSING
Section 7.1                          Conditions to Obligations of the Buyer. The Obligations of the Buyer to consummate the transactions contemplated herein are subject, at the option of the Buyer, to satisfaction of the following conditions:
(a)            Compliance. The Seller shall have complied with its covenants and agreements contained herein, and the representations and warranties contained in Article III hereof shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date.
(b)            Share Certificates. The Seller shall deliver to the Buyer stock powers duly executed by the Seller in blank or duly executed instruments of transfer and/or any other documents as may be necessary to transfer all of the Seller's right, title and interest in and to the Shares.
(c)            Orders Etc. No action, suit or proceeding shall have been commenced or shall be pending or threatened, and no statute, rule, regulation or order shall have been enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Body or court that reasonably may be expected to prohibit consummation of the transactions contemplated by this Agreement.
(d)            Consents. All consents and approvals required in connection with the execution, delivery and performance of this Agreement shall have been obtained.
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Section 7.2                          Conditions to Obligations of the Seller. The Obligations of the Seller to consummate the transactions contemplated herein are subject, at the option of the Seller, to satisfaction of the following conditions:
(a)            Compliance. The Buyer shall have complied with its covenants and agreements contained herein, and the representations and warranties contained in Article IV hereof shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date.
(b)            Orders, Etc. No action, suit or proceeding shall have been commenced or shall be pending or threatened, and no statute, rule, regulation or order shall have been enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Body or court that reasonably may be expected to prohibit consummation of the transactions contemplated by this Agreement.
(c)            Consents. All consents and approvals required in connection with the execution, delivery and performance of this Agreement shall have been obtained.
ARTICLE VIII
 TERMINATION
Section 8.1                          Grounds for Termination. This Agreement may be terminated at any time prior to the Closing Date:
(a)            By the mutual written agreement of the Buyer and the Seller;
(b)            By the Buyer if any of the conditions set forth in Section 7.1 hereof shall have become incapable of fulfillment and shall not have been waived by the Buyer;
(c)            By the Seller if any of the conditions set forth in Section 7.2 hereof shall have become incapable of fulfillment and shall not have been waived by the Seller;
(d)            By either party by written notice thereof to the other, if the Closing contemplated hereby shall not have been consummated on or before June 1st, 2015, or such other date, if any, as the Buyer and the Seller shall agree upon in writing; or
(e)            By the Buyer or the Seller if the consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or Governmental Body having competent jurisdiction enjoining,
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restraining or otherwise preventing, or awarding substantial damages in connection with, or imposing a material adverse condition upon, the consummation of this Agreement or the transactions contemplated hereby; provided, however, that a party shall not be allowed to exercise any right of termination pursuant to this Section 8.1 if the event giving rise to such termination right shall be due to the negligent or willful failure of the party seeking to terminate this Agreement to perform or observe in any material respect any of the covenants or agreements set forth herein to be performed or observed by such party.
ARTICLE IX
GENERAL PROVISIONS
Section 9.1                          Effectiveness of Agreement. This Agreement shall become effective of the date first hereinabove written upon its execution by the respective authorized signatory of the Seller and the Buyer.
Section 9.2                           Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof. This Agreement may not be modified, amended or terminated except by a written instrument specifically referring to this Agreement signed by all the parties hereto.
Section 9.3                          Waivers and Consents. All waivers and consents given hereunder shall be in writing. No waiver by any party hereto of any breach or anticipated breach of any provision hereof by any other party shall be deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach, whether or not similar. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or in behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.
Section 9.4  Assignments, Successors and No Third-Party Rights. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties.
Section 9.5   Choice of Law; Resolution of Disputes. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of New York without regard to its principles of conflicts of laws. Any legal action or proceeding in connection with this Agreement or the performance
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hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding. The parties hereby irrevocably waive trial by jury in any action, proceeding or claim brought by any part hereto or beneficiary hereof on any matter whatsoever arising out of or in any way connected with this agreement.
Section 9.6                           Construction; Section Headings; Table of Contents. The language used in this Agreement shall be deemed to be the language the parties hereto have chosen to express their mutual intent, and no rule of strict construction will be applied against any party hereto. The section headings and any table of contents contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
Section 9.7                          Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.
Section 9.8                          Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart shall be deemed to be an original instrument, and all such counterparts together shall be deemed to be one and the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

KENWAY FINANCE CO.		SOVEREIGN HOLDINGS INC.

By:	/s/ Pinelopi Athanasia Platsouka	By:	/s/ Annita Hadjipaschali
Name:	Pinelopi Athanasia Platsouka	Name:	Annita Hadjipaschali
Title:	Vice President / Secretary / Director	Title:	President / Director

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